

Mail Stop 3561

June 7, 2016

Kelcy L. Warren
Chief Executive Officer
Energy Transfer Partners, LP
8111 Westchester Drive, Suite 600
Dallas, Texas 75225

> **Re:** **Energy Transfer Partners, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-11727**

Dear Mr. Warren:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Risk Factors

The profitability of certain activities in our natural gas gathering…, page 41

1.  We note your disclosure on pages 41 and 42 describing the variety of contracts that you enter into, including percent-of-proceeds, keep-whole and processing fee arrangements, and the way each type of contract exposes your results to commodity price fluctuations. In future reports, please disclose the percentage of your total revenues that are tied to each type of contract.

Financial Statements

Notes to Consolidated Financial Statements

5. Net Income Per Limited Partner Unit, page F-35

2.  Please explain to us how you computed the General Partner's, Class H Unitholder's, Class I Unitholder's and Common Unitholders' interest in fiscal 2015 net income from continuing operations referencing authoritative literature that supports your calculation. Further, please tell us your consideration of expanding your table to separately show the percentage allocation of income from continuing operations and items directly allocable to the general partner.

6. Debt Obligations, page F-35

3.  Reference is made to the disclosure beginning in the last paragraph of page F-38 regarding your assumption of Regency Energy Partners LP ("Regency") obligations that are registered under the Securities Act of 1933. We note that these senior notes assumed from Regency are guaranteed by, "all of the consolidated subsidiaries that were previously consolidated by Regency, except for ELF and its wholly-owned subsidiaries, Aqua – PVR and ORS." In light of the obligations registered and the guarantees, please tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

4.  We note your disclosure on page F-40 regarding covenants related to Energy Transfer Partners, L.P. obligations. Please tell us your consideration of disclosing the amount of retained earnings or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X.

5.  We note your disclosure beginning on page F-40 regarding covenants related to your subsidiaries. Please tell us whether these covenants or any regulatory provisions restrict the ability of the subsidiaries to transfer funds to you in the form of loans, advances or cash dividends without the consent of the lenders or regulators. If so, please tell us tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of the most recent balance sheet date and how you computed the amount; (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna DiSilvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters.  Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products